30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
Lee D. Charles TEL +1 212 408.2505 FAX +1 212 259.2505 lee.charles@bakerbotts.com
January 6, 2011
Via EDGAR and Federal Express
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3628

Attention:	Perry Hindin Special Counsel, Office of Mergers & Acquisitions

Re:	Mediacom Communications Corporation Schedule 13E-3 Filed on December 3, 2010 File No. 005-60707

Preliminary Proxy Statement on Schedule 14A Filed on December 3, 2010 File No. 000-29227
Dear Mr. Hindin:
     Mediacom Communications Corporation (the “Company”) has electronically filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 (the “Amended Proxy Statement”) to its preliminary proxy statement on Schedule 14A, originally filed on December 3, 2010 (the “Proxy Statement”). In addition, the Company, JMC Communications LLC (“Merger Sub”) and Rocco B. Commisso (collectively, the “Filing Persons”) have filed electronically under the Exchange Act Amendment No. 1 (the “13E-3 Amendment”) to their Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), originally filed on December 3, 2010 with respect to the Company. Courtesy copies of the Amended Proxy Statement and the 13E-3 Amendment, marked to show changes, and this letter are being delivered to you by Federal Express.
     Set forth below are responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated December 23, 2010 (the “Comment Letter”). For your convenience, each of our responses is preceded by the Staff’s comment. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Proxy Statement.

January 6, 2011
Schedule 14A
Background of the Merger, page 1
1. Comment: We note the following disclosure:
•	At the June 24, 2010 meeting among all of the relevant parties, J.P. Morgan and BofA Merrill Lynch described several valuation methodologies and metrics they had used in evaluating the $6.00 per share offer price (second whole paragraph on page 4);
•	Barclays Capital analyses relating to the value of Mediacom’s business was delivered to the special committee on June 29, 2010 (third whole paragraph on page 20);
•	At the July 15, 2010 meeting between the special committee, Barclays Capital and Simpson Thacher, Barclays Capital made a presentation to the special committee (third whole paragraph on page 5);
•	Barclays Capital was to provide to the special committee an analysis of Mr. Commisso’s $6.00 per share offer on July 23, 2010 (first whole paragraph on page 6);
•	At the August 24, 2010 meeting among all of the relevant parties, J.P. Morgan and BofA Merrill Lynch discussed the key differences between Barclays Capital’s valuation analysis and J.P. Morgan’s and BofA Merrill Lynch’s valuation analysis (last paragraph on page 10); and
•	On September 20, 2010, Barclays presented to the special committee and Simpson Thacher its review of the revised financial projections (third whole paragraph on page 12).
Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Where appropriate, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and reports. In addition, to the extent not already filed, please file all relevant reports, opinions, or appraisals as exhibits to the Schedule 13E-3.
     Response:
     June 24, 2010 Materials. With respect to your comment regarding a presentation made by J.P. Morgan Securities LLC (“J.P. Morgan”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) to the special committee and its advisors on June 24, 2010, we respectfully advise the Staff that, in our view, the June 24, 2010 presentation is outside the scope of Item 1015(a) of Regulation M-A because it does not constitute a “report ... that is materially related to the Rule 13e-3 transaction.” The June 24, 2010 presentation, titled “RBC Proposal: Supporting Materials,” was an advocacy presentation that was used solely to facilitate discussions regarding the transaction. In addition, the various analyses contained in the June 24, 2010 presentation (including a preliminary comparable publicly traded companies analysis, a preliminary discounted cash flow analysis and an illustrative

January 6, 2011
analysis of equity research analysts’ price targets) were based on Mr. Commisso’s initial offer of $6.00 per share on May 31, 2010 (which was withdrawn on August 31, 2010) and Wall Street projections. Subsequent to the preparation of the June 24, 2010 presentation, management of the Company prepared financial projections that were used by J.P. Morgan and BofA Merrill Lynch for their analyses included in their November 12, 2010 presentation as described below. As such, the analyses in the June 24, 2010 presentation were superseded by substantially the same analyses included in the November 12, 2010 presentation titled “MCCC Valuation Presentation” (based on Mr. Commisso’s final offer of $8.75 per share and the Company’s September Forecast (as defined in the Amended Proxy Statement)), which was filed as an exhibit to Schedule 13E-3 and the material elements of which are summarized in detail in the Amended Proxy Statement in the section entitled “Special Factors—Financial Analyses of J.P. Morgan and BofA Merrill Lynch.” Consequently, we respectfully submit that providing a detailed summary of the June 24, 2010 presentation or filing such materials would not provide additional material information that would assist stockholders in making an informed decision regarding the proposed merger but, rather, would potentially confuse stockholders.
     June 29, 2010. With respect to your comment regarding Barclays Capital Inc. (“Barclays Capital”) analyses that were delivered to the special committee on June 29, 2010, we have been advised by Barclays Capital and counsel to the special committee that Barclays Capital did not deliver a new analysis relating to the value of Mediacom’s business to the special committee on June 29, 2010. Rather, the Company’s June Forecast (as defined in the Amended Proxy Statement), on which Barclays Capital’s July 15, 2010 analysis was based, was delivered to the special committee on June 29, 2010. The applicable sentence from page 20 of the Amended Proxy Statement states, “Each of the analyses relating to the value of the business was performed initially using the June Forecast, which was delivered to the special committee on June 29, 2010.”
     July 15, 2010 Materials. With respect to your comment regarding a presentation made by Barclays Capital to the special committee on July 15, 2010, we have been advised by Barclays Capital and counsel to the special committee as follows: Barclays Capital made certain preliminary presentations to the special committee. The materials associated with the Barclays Capital presentations are substantially the same materials as those included in Barclays Capital’s final presentation made to the special committee on November 12, 2010, except that in each such preliminary presentation the numbers contained in each such presentation were updated to reflect the latest results, assumptions and/or other data of Barclays Capital, as applicable, and certain preliminary presentations did not reflect the September Forecast because they were prepared prior to management’s preparation of the September Forecast. The material terms of the November 12, 2010 final presentation of Barclays Capital are summarized in the Amended Proxy Statement in the section entitled “Special Factors—Opinion of Financial Advisor to the Special Committee” and the presentation has been filed as an Exhibit to the Schedule 13E-3. As such, we respectfully submit that providing detailed summaries of these preliminary presentations or filing these preliminary presentations would not provide additional material information that would assist stockholders in making an informed decision regarding the proposed merger but, rather, would potentially confuse stockholders.
     July 23, 2010 Meeting. With respect to your comment regarding Barclays Capital’s provision to the special committee of an analysis, on July 23, 2010, of Mr. Commisso’s $6.00 per share offer, we have been advised by Barclays Capital and counsel to the special committee that Barclays Capital did not prepare any material presentation, discussion or report in connection with its July 23, 2010 meeting with the special committee. In addition, Barclays Capital respectfully submits that the materials provided by Barclays Capital in connection with its July 23, 2010 meeting with the special committee, which

January 6, 2011
described certain historical transactions in the cable industry but were not a direct analysis of Mr. Commisso’s $6.00 per share offer, were provided solely to facilitate internal discussion and were not relied on in making a fairness determination. As such, Barclays Capital respectfully submits that providing detailed summaries of the materials provided by Barclays Capital in connection with its July 23, 2010 meeting with the special committee or filing such materials would not provide additional material information that would assist stockholders in making an informed decision regarding the proposed merger but, rather, would potentially confuse stockholders. In addition, we have revised the disclosure on page 6 of the Amended Proxy Statement to eliminate the implication that Barclays Capital provided an analysis of Mr. Commisso’s $6.00 per share offer to the special committee on July 23, 2010.
     August 24, 2010 Materials. With respect to your comment regarding a presentation made by J.P. Morgan and BofA Merrill Lynch to the special committee and its advisors on August 24, 2010, we respectfully advise the Staff that, in our view, the August 24, 2010 presentation is outside the scope of Item 1015(a) of Regulation M-A because it does not constitute a “report ... that is materially related to the Rule 13e-3 transaction.” The August 24, 2010 presentation, titled “Discussion Materials,” was a rebuttal of certain specific points made by Barclays Capital in its oral presentation during the August 20, 2010 meeting referred to on page 10 of the Amended Proxy Statement rather than a standalone valuation analysis. In addition, the various analyses contained in the August 24, 2010 presentation (including a preliminary partial comparable publicly traded companies analysis, a preliminary partial premium analysis of minority buy-in transactions, an illustrative analysis of historical equity research analysts’ price targets and a preliminary discounted cash flow analysis) were based on Mr. Commisso’s intermediate offer of $7.35 per share on August 5, 2010 (an increase to his original offer made on May 31, 2010, which was withdrawn on August 31, 2010), and the June Forecast, as the September Forecast had not been prepared at that time. As such, these analyses were superseded by similar analyses included in the November 12, 2010 presentation titled “MCCC Valuation Presentation” (based on Mr. Commisso’s final offer of $8.75 per share and the September Forecast), which was filed as an exhibit to Schedule 13E-3 and the material elements of which are summarized in detail in the Amended Proxy Statement in the section entitled “Special Factors—Financial Analyses of J.P. Morgan and BofA Merrill Lynch.”
     We further advise the Staff that the August 24, 2010 presentation had two main components: on the one hand, it summarized certain specific points from Barclays Capital’s valuation analysis discussed during the August 20, 2010 meeting and, on the other hand, it presented certain rebuttal analyses of J.P. Morgan and BofA Merrill Lynch with respect to those points. Item 1015 of Regulation M-A does not require J.P. Morgan and BofA Merrill Lynch to file and summarize any portions of their August 24, 2010 presentation which simply describe their recollection and understanding of Barclays Capital’s August 20, 2010 oral presentation (which recollection and understanding might not have been completely accurate in all respects).
     Consequently, we respectfully submit that providing a detailed summary of the August 24, 2010 presentation or filing such materials would not provide additional material information that would assist stockholders in making an informed decision regarding the proposed merger but, rather, would potentially confuse stockholders.
     September 20, 2010 Materials. With respect to your comment regarding a presentation made by Barclays Capital to the special committee on September 20, 2010, we have been advised by Barclays Capital and counsel to the special committee as follows: Barclays Capital made certain preliminary presentations to the special committee. The materials associated with the Barclays Capital September 20, 2010 presentation are substantially the same materials as those included in Barclays Capital’s final

January 6, 2011
presentation made to the special committee on November 12, 2010, except that the numbers contained in the September 20, 2010 presentation were updated to reflect the latest results, assumptions and/or other data of Barclays Capital, as applicable, when preparing the November 12, 2010 presentation. The material terms of the November 12, 2010 final presentation of Barclays Capital are summarized in the Amended Proxy Statement in the section entitled “Special Factors—Opinion of Financial Advisor to the Special Committee.” As such, we respectfully submit that providing detailed summaries of these preliminary presentations or filing these preliminary presentations would not provide additional material information that would assist stockholders in making an informed decision regarding the proposed merger but, rather, would potentially confuse stockholders.
Recommendation of the Special Committee . . . . page 15
2.	Comment: The first sentence of this section indicates that the special committee determined that the going-private transaction was fair to unaffiliated holders of Mediacom’s Class A common stock, and the board of directors relied on this determination in concluding that the transaction was fair to all unaffiliated stockholders of Mediacom. Please advise why the special committee did not provide a similar conclusion to that of the board of directors. Are the remaining outstanding shares of Mediacom’s Class B common stock not held by unaffiliated stockholders of Mediacom?
     Response: None of the outstanding shares of Mediacom’s Class B common stock are held by “unaffiliated stockholders” of the Company (based on the Staff’s views presented in the “Current Issues and Rulemaking Projects” outline, dated November 14, 2000, that officers and directors of the Company are affiliates of the Company). The only holders of outstanding shares of the Company’s Class B common stock are Mr. Commisso, Merger Sub and Mark Stephan, who is an executive officer and director of the Company. The Amended Proxy Statement has been revised on page 15 to provide that the special committee determined that the transaction was fair to Mediacom’s unaffiliated stockholders.
The Board of Directors, page 18
3.	Comment: We note that in reaching its fairness determination as to the unaffiliated stockholders of Mediacom, the board of directors considered the recommendation of the special committee and the factors the special committee considered in making such recommendation. Please address how the special committee and the board were able to reach the fairness determination as to unaffiliated security holders, given that Barclays Capital’s fairness opinion addressed fairness with respect to stockholders (other than the RBC Stockholders), rather than to all security holders unaffiliated with the Company. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1).
     Response: We advise the Staff that the Barclays Capital fairness opinion addresses fairness with respect to a group of stockholders that includes all security holders that are unaffiliated with the Company. Although the opinion refers to fairness to stockholders (other than Mr. Commisso and his affiliates), that group includes all of the unaffiliated stockholders of the Company. Accordingly, to the extent that the special committee or the Company board relied on Barclays Capital’s opinion in reaching its determination that the merger consideration is fair, from a financial point of view, to the security holders of the Company that are unaffiliated with the Company, that determination is supported by and consistent with the conclusion reached in the Barclays Capital fairness opinion. The Amended Proxy Statement has been revised accordingly on pages 16 and 27 to make this more clear.

January 6, 2011
4.	Comment: The factors listed in Item 1014(c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the Board considered the recommendation of, and expressly adopted the factors considered by, the special committee in reaching its conclusion that the going-private transaction was fair to unaffiliated stockholders of Mediacom. Note that to the extent the Special Committee’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (ii), (iv), (vi) and (viii) of Instruction 2 to Item 1014 or, in the case of the factors described in clauses (iii) and (v), explain in sufficient detail why such factors were not deemed material or relevant. Please revise accordingly.
     Response: In response to the Staff’s comment, with respect to the factors listed in paragraphs (c), (d) and (e) to Item 1014 of Regulation M-A, we believe such factors are adequately addressed on pages 16, 17 and 18 of the Amended Proxy Statement. With respect to the factors described in clauses (ii), (iv), (vi) and (viii) of Instruction 2 to Item 1014, we have revised the Proxy Statement accordingly. Please see our revisions on pages 15, 16 and 18 of the Amended Proxy Statement that fully cover each of these factors. In the case of the factors described in clauses (iii) and (v) of Instruction 2 to Item 1014, please see our revised disclosure on page 18 of the Amended Proxy Statement describing why such factors were not deemed material or relevant.
General, page 24
5.	Comment: We note the disclosure on the top of page 25 indicating that Barclays Capital has performed investment banking services for Mediacom in the past and has received fees for such services, including for its service as financial advisor to a special committee of Mediacom’s board in connection with the Morris transaction. Please revise the disclosure to provide a quantitative description of all fees paid to Barclays Capital and its affiliates by Mediacom and its affiliates in connection with any and all such services provided in the past two years. Please see Item 1015(b)(4) of Regulation M-A.
     Response: In response to the Staff’s comment, the Amended Proxy Statement has been revised accordingly on page 25.
Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger, page 25
6.	Comment: See our comment 4 above. We note that the factors considered by Mr. Commisso and Merger Sub do not appear to address the factors described in clauses (iv) and (viii) of Instruction 2 to Item 1014 or Item 1014(e) or explain why such factors were not deemed material or relevant. If procedural safeguard in Item 1014(e) was not considered, please explain why Mr. Commisso and Merger Sub believe the proposed merger is procedurally fair in the absence of such safeguard.
     Response: We believe that the factor listed in paragraph (e) of Item 1014 of Regulation M-A has been disclosed and discussed in reasonable detail in the Proxy Statement on page 26, but, in response to the Staff’s comment, the Amended Proxy Statement has been revised on page 26 to make it more clear

January 6, 2011
that one of the factors that the RBC Stockholders considered was that the merger and the merger agreement were approved by a majority of the directors who are not employees of Mediacom. In addition, in response to the Staff’s comment regarding clauses (iv) and (viii) of Instruction 2 to Item 1014, the Amended Proxy Statement has been revised accordingly on page 27.
Miscellaneous, page 32
7.	Comment: Similar to our comment 5 above, please revise the disclosure to provide a quantitative description of the fees paid to each of J.P. Morgan and BofA Merrill Lynch and their respective affiliates by Mediacom and its affiliates in connection with any and all of the services described on page 33 and provided in the past two years. Please see Item 1015(b)(4) of Regulation M-A.
     Response: In response to the Staff’s comment, the Amended Proxy Statement has been revised accordingly on page 33.
Effects of the Merger on Mediacom’s Net Book Value and Net Income, page 38
8.	Comment: Please supplement the disclosure in this section to provide the effect of the Rule 13e-3 transaction on the RBC Stockholders’ interest in the net book value and net earnings of Mediacom in terms of dollar amounts. See Instruction 3 to Item 1013 of Regulation M-A.
     Response: In response to the Staff’s comment, the Amended Proxy Statement has been revised accordingly on page 38.
Financing of the Merger, page 44
9.	Comment: Disclose the collateral and stated and effective interest rates of the loan that will provide the funds necessary to complete the Rule 13e-3 transaction. For example, specify the “applicable margin” referenced throughout this section. See Item 1007(d) of Regulation M-A.
     Response: In response to the Staff’s comment, the Amended Proxy Statement has been revised accordingly on page 45.
Proxy Card
10.	Comment: Revise the form of proxy to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).
     Response: In response to the Staff’s comment, the Amended Proxy Statement has been revised accordingly. See the cover page of the Amended Proxy Statement and the form of proxy card attached as Appendix I to the Amended Proxy Statement.
* * *
     Attached to this response letter as Exhibit A is a statement from all filing persons providing the acknowledgements requested in the Comment Letter.

January 6, 2011
     If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (212) 408-2505 or John Winter at (212) 408-2542.

Very truly yours,
/s/ Lee D. Charles

Lee D. Charles

cc:	Joseph E. Young Mediacom Communications Corporation

Denise M. Tormey Joseph H. Schmitt SNR Denton US LLP

Charles I. Cogut Sean D. Rodgers Simpson Thacher & Bartlett LLP

EXHIBIT A
Mediacom Communications Corporation
JMC Communications LLC
Rocco B. Commisso
100 Crystal Run Road
Middletown, NY 10941
January 6, 2011

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3628

Attention:	Perry Hindin
Special Counsel, Office of Mergers & Acquisitions

Re:	Mediacom Communications Corporation

Schedule 13E-3 Filed on December 3, 2010 File No. 005-60707

Preliminary Proxy Statement on Schedule 14A Filed on December 3, 2010 File No. 000-29227
Dear Mr. Hindin:
     Reference is made to (i) the preliminary proxy statement on Schedule 14A (File No. 000-29227), originally filed with the SEC on December 3, 2010 and amended by Amendment No. 1 thereto filed on the date hereof, by Mediacom Communications Corporation (the “Company”), (ii) the Schedule 13E-3 (File No. 005-60707), originally filed with the SEC on December 3, 2010 and amended by Amendment No. 1 thereto filed on the date hereof by the Company, JMC Communications LLC and Rocco B. Commisso (collectively, the “Filing Persons”) with respect to the Company, and (iii) a comment letter, dated December 23, 2010 (the “SEC Letter”), from the Staff with respect to the December 3, 2010 filings. We refer to the filings listed in this paragraph, together with any further amendments thereto duly filed with the Securities and Exchange Commission (“Commission”), collectively as the “Filings.”
     In response to the Staff’s comment in the penultimate paragraph of the SEC Letter, each of the Filing Persons does hereby acknowledge that:
     1. such Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filings;
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
     3. such Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, MEDIACOM COMMUNICATIONS CORPORATION
By:	/s/ Mark E. Stephan
Mark E. Stephan
Executive Vice President and Chief Financial Officer

JMC COMMUNICATIONS LLC
By:	/s/ Rocco B. Commisso
Rocco B. Commisso
Sole Member

/s/ Rocco B. Commisso
Rocco B. Commisso

2